Exhibit (d)(2)

OPERATING EXPENSES LIMITATION AGREEMENT

This Operating Expenses Limitation Agreement (the “Agreement”) is made as of the 9th day of May 2025, by and between Tortoise Capital Series Trust, a Maryland statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (each a “Fund” and together the “Funds”), and Tortoise Capital Advisors, L.L.C., a Delaware Limited Liability Company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 9th day of May, 2025 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.             LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of a Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’s respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the annualized Operating Expenses of a class of a Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2.             DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, and other operating expenses described in the Investment Advisory Agreement, but does not include any Rule 12b-1 fees, shareholder servicing plan fees, front-end or contingent deferred loads, taxes, leverage/borrowing interest, interest expense, dividends paid on short sales, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.             RECOUPMENT OF FEES AND EXPENSES. Any payment of expenses which are a Fund’s obligation are subject to reimbursement by the Fund to the Adviser for a period of thirty-six months following the end of the month in which such reduction or payment was accrued, if so requested by the Adviser, if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses in effect both at the time of the reduction and payment and at the time of reimbursement. Such reimbursement may not be paid prior to a Fund’s payment of current ordinary operating expenses.

4.             TERM AND TERMINATION. This Agreement shall become effective on the date first noted above and shall remain in effect with respect to each Fund until the applicable date set forth in Appendix A, or such other date as approved by resolution of the Board. It is anticipated that this Agreement shall continue in effect for additional periods for each Fund of one year, so long as such continuation is agreed upon by the Trust and the Adviser and approved by the Board of Trustees for a Fund. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

5.             ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.             SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.             GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TORTOISE CAPITAL SERIES on behalf of the series listed on Appendix A		TORTOISE CAPITAL ADVISORS, L.L.C.

By:	/s/ Tom Florence	By:	/s/ Jeffrey Kruske
Name:	Tom Florence	Name:	Jeffrey Kruske
Title:	President and Principal Executive Officer	Title:	Managing Director and General Counsel

(Signature Page to Expense Limitation Agreement – April 2025)

Appendix A

Series	Operating Expense Limit as a Percentage of Average Daily Net Assets of each Share Class	Current Contractual End Date
Tortoise Energy Infrastructure Total Return Fund	1.10%	May 9, 2026

Appendix A – Page 1